Taboola

Taboola To Acquire Connexity



July 23, 2021

Adam Singolda, CEO Taboola

Stephen Walker, CFO Taboola

Disclaimer

Forward-Looking Statements

Taboola (the "Company") may, in this communication, make certain statements that are not historical facts and relate to analysis or other information which are based on forecasts or future or results. Examples of such forward-looking statements include, but are not limited to, statements regarding the timing and impact of the pending acquisition of Connexity, future prospects, product development and business strategies and our projections for future periods. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements but are not the exclusive means for identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. You should understand that a number of factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements, including the risks set forth under "Risk Factors" in our Registration Statement on Form F-4 and our other SEC filings. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Non-GAAP Financial Measures and Combined Financial Measures; Certain Limitations on Financial Information

This release sets forth certain combined financial information for Taboola and Connexity. Connexity financial information reflects its historical results combined (on a simple summation basis) with the results of Skimlinks for periods prior to May 2020, when it acquired Skimlinks. Such financial information is a simple summation of results for Taboola and Connexity, and does not reflect pro forma financial results pursuant to Article 11 of Regulation S-X. Such pro forma financial results could differ materially from that set forth above.

Historical financial information for Connexity presented in this report has not been audited or reviewed by Connexity's independent auditor. The Connexity financial information for 2019 and 2020 is derived in part from their audited financial statements and then combined with financial information for Skimlinks for all periods prior to its acquisition by Connexity in May 2020. The Skimlinks financial information contained in the combined presentation is derived from its unaudited management reports.

Following the acquisition, accounting and audit procedures could identify adjustments to Connexity and/or Skimlinks historical financial information which could be material. In addition, Skimlinks reports substantially all of its revenue on a net basis after TAC, while the Connexity legacy business reports on a gross revenue basis. We have not yet determined whether we would make any changes to their accounting policies upon acquisition; any such change could change reported revenues for Connexity and could be material Accordingly, investors should be cautious in the reliance placed on such information.

As a private company, Connexity is not subject to the public company accounting standards and Securities and Exchange Commission accounting requirements that apply to Taboola. For these reasons, the Connexity financial information contained in this report may not be directly comparable to Taboola's financial information and may be subject to material adjustment following the acquisition. However, Management believes it is important to provide the Connexity financial information to enable Taboola shareholders and others to better understand Connexity's business and the pending business combination.

This presentation includes ex-TAC Gross profit, Adjusted EBITDA, and Ratio of Adjusted EBITDA to ex-TAC Gross profit which are non-GAAP financial measures. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the company's financial results. Therefore, these measures should not be considered in isolation or as an alternative to revenues, gross profit, net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the company's presentation of these measures may not be comparable to similarly-titled measures used by other companies.

The company believes non-GAAP financial measures provide useful information to management and investors regarding future financial and business trends relating to the company. The company believes that the use of these measures provides an additional tool for investors to use in evaluating operating results and trends and in comparing the company's financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Non-GAAP financial measures are subject to inherent limitations because they reflect the exercise of judgments by management about which items are excluded or included in calculating them.

Today's Presenters



Adam Singolda
Founder & CEO

- Founded Taboola over 13 years ago, and has led the company as its CEO ever since



Stephen Walker
CFO

- 6+ years at Taboola
- Previously held positions in Idealab's New Ventures Group and also led several of Idealab's portfolio companies, including Perfect Market
- Prior experience at Disney & General Electric

Agenda

- **Transaction Details**
- About Taboola, About Connexity
- Strategic Rationale




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Last month we
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Today, we have
EXCITING NEWS!

connexity

Taboola is acquiring Connexity

One of the largest e-Commerce media platforms in the world



$800 million Total Consideration

Including purchase price and retention incentives

Expected To Close During **Q3-21**[1]

Primarily a **cash transaction**

Approximately: $240M cash from balance sheet
$300M committed debt financing
$260M in Taboola stock

(1) Subject to regulatory approval and customary closing conditions

Huge Scale

Together, 12 months ended March 31, 2021:[1]

$500M+ ex-TAC Gross profit[2]

~$185M Adjusted EBITDA[2]

Even Faster Growth

In 2021, Taboola expects to grow **ex-TAC gross profit 20%+.**

On a pro forma basis with Connexity, ex-TAC Gross profit growth is also expected to **20%+ in 2021 on a bigger base.**[1]

Profitable

Accretive to our profitability.[3]

(1) See 'Certain Limitations on Financial Information."
(2) Non-GAAP measures. See appendix for calculation and reconciliation to GAAP.
(3) The transaction is expected to be accretive to anticipated profitability in the first full year following the transaction.

Agenda

- Transaction Details
- **About Taboola, About Connexity**
- Strategic Rationale



We Power Recommendations for The Open Web

Helping people discover things they may like

Taboola = Search "In Reverse"

From people looking for information
to information looking for people


I'm Feeling Lucky
Google Search

Taboola

You have seen Taboola before


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Taboola Feed
Sponsored

Taboola can capture share of the highly fragmented $64B open web market[1]

Google | facebook | amazon

SEARCH | SOCIAL | E-COMMERCE


Open Web
App Install
Affiliates
RECOMMENDATIONS
ENGINE
Video
Taboola
e-Commerce
Banners

(1) Jounce Media, *2020 Market Outlook Report*

Having an amazing year and it's just the beginning

Went public, raised $500M+ from great investors - Fidelity, Federated, Baron, others

---

Beat Q1 projections and raised guidance for Q2 and full year 2021

Winning incredible partners, and progressing on our growth initiatives organically

BBC NEWS | PMC | HEARST | SAMSUNG



Vision: Recommending *Anything, Anywhere*

Taboola

Core Business

$1B+ in 2020 & Growing Rapidly[2]

$10M's in 2020[1]

ANYWHERE

Taboola News
(mobile carriers, device manufacturers, CTV...)



NETFLIX
hulu
YouTube
HBO NOW
sling
ROKU
SHOWTIME
VUDU
Plan Your Next Trip With Us!

$10M's in 2020[3]

ANYTHING

New products and segments
(TV ads, eCommerce, app downloads, gaming...)



BIG FARM
PLAY NOW!
This Game Will Keep You Up All Night!
SHOP NOW
BOMBAS
These Socks Are So Soft You'll Never Want to Take Them Off

Note: Financial models take into consideration only the core business

(1)(2)(3)Source: Company data

About Connexity

One of the largest e-Commerce media platforms in the open web

Connecting top merchants with high-intent content to power **one million** monthly transactions

- OTTO
- ebay
- SKECHERS
- macy's
- wayfair


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Connexity by the numbers[3] - Powering e-Commerce in the open web at scale

Strong 2020 Financial Results:[1]

$77M ex-TAC gross profit[2]

$38M Adjusted EBITDA[2]

20%+ ex-TAC gross profit growth YoY

50%+ "Rule of 50" business: ex-TAC gross profit growth + Adj EBITDA margin[2] exceeds 50%

At Impressive Scale:

1,600+ direct merchant relationships

750M product offerings (SKUs)

1M+ monthly transactions

6k+ publisher relationships

(1) Connexity information includes pro forma Skimlinks results for periods prior to its acquisition by Connexity in May 2020. YoY growth represents 2020 compared to 2019.
(2) Non-GAAP measures. See appendix for calculation and reconciliation to GAAP. "Adj. EBITDA margin" is Ratio of Adjusted EBITDA to ex-TAC gross profit.
(3) Connexity company data

Agenda

- Transaction Details
- About Taboola, About Connexity
- **Strategic Rationale**



Strong strategic rationale

Bringing e-commerce Recommendations to the Open Web



1. Accelerates Taboola Growth into $35B **e-Commerce** Media TAM (US alone)[1]
2. Adds Direct Relationships with **1,600+ Brand Name Merchants**[2]
3. Leverages contextual signals - **not reliant on 3rd party cookies**
4. Expected to **increase Yield**, make us more competitive (through e-Commerce demand and expanded access to transaction data)
5. Expected to **grow revenue to our publishers**, bringing even more strategic value as we sign 3, 5+ year exclusive, global partnerships
6. Incredible **culture fit** - passion, perseverance, and execution

(1) Source: eMarketer, ""Digital Ad Spending, By Industry, US"
(2) Connexity company data

eCommerce is the future of the internet and the open web

Accelerates Taboola Growth into $35B e-Commerce Media TAM (US alone)


US Digital Ad Spending, Retail
USD billions
$40
$30
$20
$10
$35.4B
2017
2018
2019
2020
2021
Source: eMarketer, "Digital Ad Spending, By Industry, US"

Adds Direct Relationships with 1,600+ Brand Name Merchants[1]

BED BATH & BEYOND | belk | chewy.com | CRUTCHFIELD | Disney | Sam's Club

DOUGLAS | ebay | Etsy | KOHL'S | LANDS' END | wayfair

lululemon | macy's | OMAHA STEAKS | NORDSTROM | WebstaurantStore

overstock | Parts Geek | petco | QVC | SEPHORA

(1) Connexity company data

Built for cookieless world using contextual signals

High-intent context + Rich transaction data = Strong performance **without 3rd party cookies**



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Addition of e-Commerce data signals will increase yield and enhance network effect



More Publisher Partners
+6,000[1] publishers with net new supply
More Users Reached
Generating more data
+1M Monthly Transactions[1]
More Advertisers
+1,600 Merchant Advertisers[1]
Higher Yield
(Better Results for Advertisers and Publishers)

(1) Connexity company data

Becoming even more mission critical for open web publishers


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Monetization

Monetizing with non-interruptive, native ads

+e-Commerce demand

Engagement

Engaging users by recommending organic content

+Shopping intent

Audience

Driving quality audiences from across the network

Empowering editorial teams with actionable data insights

+Network insights


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Heal the Bay


TABOOLA





Similar cultures, shared values.

Passion. Perseverance. Execution.

connexity
RETAIL PERFORMANCE MARKETING

Taboola







Summary



- Become the **go-to e-Commerce partner for publishers and merchants**
- Expand **“Recommend Anything”** growth in e-Commerce
- **Growing our Yield and competitiveness**
- **Financially exciting** - accretive to growth and profitability

Taboola + connexity

(1) Subject to regulatory approval and customary closing conditions

Taboola

Your Questions

Taboola

Appendix & Reconciliations

ex-TAC Gross Profit Reconciliation

	Taboola		Connexity (1)			Combined Company
	Twelve months ended March 31, 2021	2021 (GUIDANCE)	2019	2020	Twelve months ended March 31, 2021	Twelve months ended March 31, 2021
			$, millions			
Revenues	$ 1,212	$1,298-$1,308	$ 158	$ 176	$ 188	$ 1,400
Traffic acquisition costs	(793)	($832-$852)	(95)	(98)	(103)	(896)
Other cost of revenues	(63)	($80-$82)	(4)	(4)	(4)	(67)
Gross profit	$ 356	$374-$386	$ 59	$ 74	$ 81	$ 437
Add back: Other cost of revenues	63	$80-82	4	4	4	67
ex-TAC Gross Profit	$ 419	$456-$466	$ 63	$ 78	$ 85	$ 504

(1) Represents Connexity results combined with results for Skimlinks (which was acquired by Connexity in May 2020) for periods prior to its acquisition date.

Adjusted EBITDA Reconciliation

	Taboola	Connexity (1)			Combined Company
	Twelve months ended March 31, 2021	2019	2020	Twelve months ended March 31, 2021	Twelve months ended March 31, 2021
			$, millions		
Net income (loss)	$ 51	$ 9	$ 13	$ 29	$ 80
Adjusted to exclude the following					
Financial expense (income)	4	2	6	8	12
Tax expenses (income)	13	0	(8)	(7)	6
Depreciation and amortization	32	7	12	14	47
Share-based compensation expense	31	0	0	0	31
M&A cost	10	1	3	4	14
Discontinued activities	0	10	13	(4)	(4)
Adjusted EBITDA	$ 141	$ 29	$ 39	$ 44	$ 186

(1) Represents Connexity results combined with results for Skimlinks (which was acquired by Connexity in May 2020) for periods prior to its acquisition date.

Taboola

Ratio of Adjusted EBITDA to ex-TAC Gross Profit Reconciliation

	Connexity (1)	
	2019	2020
	dollars in thousands	
Gross profit	$ 59,512	$ 73,604
Net income (loss)	$ 8,600	$ 12,767
Ratio of Net income (loss) to Gross profit	14.45%	17.35%
ex-TAC Gross Profit	$ 63,199	$ 77,586
Adjusted EBITDA	$ 28,182	$ 37,758
Ratio of Adjusted EBITDA to ex-TAC Gross profit	44.59%	48.67%

(1) Represents Connexity results combined with results for Skimlinks (which was acquired by Connexity in May 2020) for periods prior to its acquisition date.